March 22, 2023

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 03/22/23

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- See Exhibit F cover page for additional details

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/22/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007459

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/22/23 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 03/22/23] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Clearing Change Request Form: original document (process separated from the Member/TPH Modification Form and enhanced)

2. TPH Modification Form: original document (applicable sections separated from the Member/TPH Modification Form)

NOTE: The Member/TPH Modification Form should be removed from the filing.

Clearing Change Request Form

This form is to be completed by a current Member and/or TPH for the types of changes described below. Additional documentation may need to be submitted depending on the change. An executed version of this Form can be delivered via email to MembershipServices@cboe.com

GENERAL INFORMATION	
Firm Name:	
CRD Number:	Firm ID (if known):
CONTACT	
Name:	Email:
Title:	Phone:

CLEARING CHANGE(S)

☐ **BZX** ☐ **BYX** ☐ **EDGA** ☐ **EDGX** ☐ **BZX OPTIONS** ☐ **EDGX OPTIONS** ☐ **CBOE** ☐ **C2** ☐ **CFE**

MPID or EFID	CURRENT CLEARING #	CHANGE TO CLEARING #	NEW CLEARING GUARANTEE ON FILE?	EFFECTIVE DATE (FIRST TRADE)
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	
			☐ YES ☐ NO*	

*= *a current clearing guarantee is required for all applicable exchanges before a clearing change can be processed*

Please note that any EFID/MPID Clearing Change request processed after the first of the month will **not** be able to have its exchange related fees invoiced to both Clearing Member/TPH #'s. The new Clearing Member/TPH # will receive the monthly invoice for the entire month in which the change was made.

Will the clearing firm change be effective on the first business day of the month?

☐ YES | Complete Signature Block A ☐ NO | Complete Signature Blocks A and B

☐ I hereby state that I have read and understand the billing implications of intra-month changes and attest that the Member/TPH wishes to proceed as of the date of this submission.

SIGNATURE BLOCK A (Member/TPH)

____
Signature of Authorized Officer, Partner or Managing Member

____
Printed Name

____
Title

____
Date

SIGNATURE BLOCK B (New Clearing Firm)

____
Signature of Authorized Officer, Partner or Managing Member

____
Printed Name

____
Title

____
Date

Cboe Exchange, Inc.
TPH Modification Form

This form is to be completed by a current Trading Permit Holder ("TPH") for the types of changes described below. Additional documentation may need to be submitted depending on the change. An executed version of this Form can be delivered via email to MembershipServices@cboe.com.

GENERAL INFORMATION	
Firm Name:	
CRD Number:	NFA Number:
CONTACT	
Name:	Email:
Title:	Phone:

BUSINESS ACTIVITY(IES)	
☐ Add ☐ Remove	**Floor Access:** ☐ Associated with Floor Broker ☐ Market Maker
ELECTRONIC ACCESS	
☐ Add ☐ Remove	☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm ☐ Transact Business w/the Public ☐ Other-Specify: ________________________________ ☐ Clearing Firm: ☐ RTH and/or ☐ GTH
☐ Add ☐ Remove	☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm ☐ Transact Business w/the Public ☐ Other-Specify: ________________________________ ☐ Clearing Firm: ☐ RTH and/or ☐ GTH

RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director, or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Cboe Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based but must be an individual registered in WebCRD.

☐ Add ☐ Remove	Name:		CRD #:
	Title:		NFA ID:
	Phone:	Email:	
☐ Add ☐ Remove	Name:		CRD #:
	Title:		NFA ID:
	Phone:	Email:	

Signature of Authorized Officer, Partner, or Managing Member of Applicant

Date

Printed Name

Title

Updated March 3, 2023